UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The TJX Companies, Inc.

File No. 001-04908 - CF#25291

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   The TJX Companies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 28, 2010.

   Based on representations by The TJX Companies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through May 5, 2011
Exhibit 10.2	through June 5, 2012
Exhibit 10.3	through January 29, 2011
Exhibit 10.4	through January 29, 2011
Exhibit 10.5	through February 2, 2013
Exhibit 10.6	through January 28, 2012
Exhibit 10.7	through February 2, 2013
Exhibit 10.9	through January 29, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel